INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Kingstone Companies, Inc. on Form S-8 of our report dated March 16, 2020 with respect to our audits of the consolidated financial statements of Kingstone Companies, Inc. and Subsidiaries as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, and our report dated March 16, 2020 with respect to our audit of the effectiveness of internal control over financial reporting of Kingstone Companies, Inc. and Subsidiaries as of December 31, 2019, which reports are included in the Annual Report on Form 10-K of Kingstone Companies, Inc. for the year ended December 31, 2019.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum LLP

Marcum LLP
Hartford, CT
August 11, 2020